SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Court decision regarding Withholding Income Tax on remittances for the payment of vessel charters

Rio de Janeiro, November 5, 2012 – Petróleo Brasileiro S.A. – Petrobras, in reference to the case concerning the Withholding Income Tax – IRRF on remittances for the payment of vessel charters from 1999 to 2002, was communicated today of the unfavorable decision rendered by the 29th Federal Court of Rio de Janeiro.

Petrobras filed a suit on March 1st, 2012 aimed at annulling the debt assessed by the Federal Revenue Service in Administrative Case No. 18471.001620/2003-36, which requires the Withholding Income Tax levied on remittances made from January 1999 to December 2002 for the charter payment of platforms belonging to companies located in countries with favored taxation.

Petrobras obtained an injunction on March 12th, 2012 from the Regional Federal Court of the 2nd Region, which suspended the enforceability of the debt until the final judgment of the case.

Today, Petrobras was communicated of the unfavorable decision rendered by the judge who denied the requests formulated in the case.

Petrobras is assessing how to appropriately challenge this decision with its legal advisors and will appeal in the right moment. The company believes it is supported by the tax legislation, which assured it Income Tax exemption at the time of the facts.

This contingency has been disclosed in the company’s Financial Statements, with an expected loss classified as possible and estimated amount of R$ 4.783 billion. Petrobras does not have provisions for this case.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.